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Exhibit 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your ordinary shares in Allied Domecq PLC, please consult the stockbroker or agent through whom the transaction was effected without delay and pass this document and the enclosed proxy form and other documents to them for transmission to the purchaser or transferee.

Allied Domecq PLC
(Registered in England & Wales No. 3771147)

Registered Office: The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK
25 November 2002

To ordinary shareholders

Dear Shareholder,

2003 ANNUAL GENERAL MEETING

I am writing to you to set out the notice of and to explain the background to the business to be considered at the Annual General Meeting.

Annual General Meeting

The AGM of the company will be held at 2.00pm on Tuesday 4 February 2003 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. The notice of the meeting is set out in the Appendix to this letter.

The resolutions detailed below should be read in conjunction with the notice of the AGM. If there are any aspects of the business in respect of which you require clarification please write to me at the above address.

Resolution 1 (ordinary resolution)

To receive and adopt the accounts for the year to 31 August 2002 and the reports of the directors and the auditor thereon.

Resolution 2 (ordinary resolution)

To declare a final dividend of 8.1p per share to be paid to the holders of ordinary shares on the register of members of the company at the close of business on 10 January 2003.

Subject to confirmation by shareholders at the AGM, the dividend will be paid on 7 February 2003.

Resolutions 3-6 (ordinary resolutions)

To re-elect Richard Turner, David Malpas and Donald Brydon as directors of the company and to elect me as a director of the company. Brief biographical details of the directors standing for election or re-election appear on page 26 of the Annual Report and Accounts and page 24 of the Summary Financial Statement.

Resolution 7 (ordinary resolution)

To re-appoint KPMG Audit Plc as auditor of the company and to authorise the directors to determine the remuneration of the auditor.

Resolution 8 (ordinary resolution)

To grant the directors authority to allot unissued shares.

Although the board has no present intention in that regard, it is proposed that the directors be given authority to allot up to 368,856,771 ordinary shares of 25p each pursuant to Section 80 of the Companies Act 1985 which number represents one-third of the issued ordinary share capital.

Resolution 9 (special resolution)

To grant the directors authority to allot shares without regard to statutory pre-emption rights.

The authority to disapply Section 89 of the Companies Act 1985 and to allot equity securities for cash otherwise than to existing shareholders by way of a rights issue is proposed in respect of 55,328,515 ordinary shares of 25p each which number represents approximately 5% of the total share capital currently in issue.

In accordance with the recommendations of the Investment Protection Committees, your board confirms its intention that no more than 7 1/2% of the issued ordinary share capital of the company will be allotted for cash on a non pre-emptive basis during any three year period.

Resolution 10 (special resolution)

To authorise the company to purchase its own ordinary shares.

In common with a number of other listed companies, the company is seeking to renew the authority to purchase up to 10% of its ordinary shares at or between the minimum and maximum prices specified in this resolution. This power would be used only after careful consideration by the directors, having taken into account market conditions prevailing at that time, the investment needs of the company, its opportunities for expansion and its overall financial position. The directors would exercise the authority to purchase ordinary shares only if they considered it to be in the best interests of shareholders and if the purchase could be expected to result in an increase in earnings per share.

The total number of options to subscribe for equity shares outstanding at 25 October 2002, the date one month before the date of the notice of the meeting, was 23,444,053. This figure represents 2.12% of the issued share capital of the company at that date. If the company bought back the maximum number of shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for equity shares outstanding as at 25 October 2002 would represent 2.35% of the issued share capital of the company as reduced following those purchases. There are no warrants outstanding.

The authorities conferred by resolutions 8, 9 and 10 will terminate on the earlier of the next following AGM and 15 months from the date of the forthcoming AGM.

Resolution 11 (ordinary resolution)

To approve the US Schedule to the Allied Domecq PLC Executive Share Option Scheme 1999.

The company adopted the Executive Share Option Scheme 1999 (the "Scheme") in 1999. In accordance with the authority given at that time, the company has introduced a US schedule to the Scheme (the "US Schedule") under which options may be granted to US executives that may qualify as "Incentive Stock Options" for the purposes of Section 422 of the US Internal Revenue Code of 1986 (as amended), and qualify for favourable tax treatment. The terms of Incentive Stock Options are substantially the same as the terms of options granted under the Scheme.

In order to qualify for favoured tax treatment it is necessary for shareholders to approve the US Schedule.

Resolution 12 (ordinary resolution)

To authorise the company and subsidiary companies to incur political expenditure.

The Political Parties, Elections and Referendums Act 2000, amongst other things, prohibits the company making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any twelve month period unless the company has been authorised to make donations by its shareholders. The company has no intention of changing its current practice of not making donations to EU political parties. However, the Act defines EU Political Organisations widely. It includes organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU Member State or to influence voters in relation to any referendum in any EU Member State. As a result, it is possible that the definition may include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the company may see benefit in supporting.

The directors believe that it is in the interests of shareholders for the company to be permitted to support such organisations directly or indirectly. Accordingly, a resolution is being put to shareholders for this purpose. The resolution authorises donations and political expenditure up to a maximum of £250,000 per annum during the period ending on the date of the annual general meeting of the company in 2005. As required by the Act, the resolution is in general terms and does not purport to authorise particular donations or expenditure.

Recommendation

Your directors consider that all the resolutions to be proposed at the AGM are in the best interests of the company and shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do in respect of their own beneficial shareholdings.

Action to be taken

Whether or not you are able to attend the AGM, the directors request you to complete and return the enclosed form of proxy to the company's registrars at the address shown on the reverse side of the form or electronically, following the instructions on the form, so as to arrive not less than 48 hours before the time of the meeting. Returning the form of proxy will not prevent shareholders from attending the AGM and voting in person if they wish to do so.

Yours sincerely

Gerry Robinson
Chairman

Shareholder offer—Glendronach Distillery

We are once again pleased to extend an invitation to shareholders to enjoy a two day break in north east Scotland at our Glendronach Distillery. The Glen House within the distillery grounds is a VIP house of Georgian splendour. The room rate is £75 per person, per night on a dinner, bed and breakfast basis, including drinks. Full details can be obtained from Gillian Kelso, Visits Manager on +44 (0) 1389 723281. Terms and conditions apply.

Appendix—Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Allied Domecq PLC will be held at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN in the Ballroom at 2.00pm on Tuesday 4 February 2003 for the transaction of the following business:

ORDINARY BUSINESS
Ordinary Resolution 1

That the accounts for the year to 31 August 2002, and the reports of the directors and the auditor thereon, be received and adopted.

Ordinary Resolution 2

That a dividend of 8.1p per share be paid to holders of ordinary shares on the register of members of the company at the close of business on 10 January 2003.

Ordinary Resolution 3

That Mr. Richard Turner be re-elected as a director.

Ordinary Resolution 4

That Mr. David Malpas* be re-elected as a director.

Ordinary Resolution 5

That Mr. Donald Brydon* be re-elected as a director.

Ordinary Resolution 6

That Mr. Gerry Robinson* be elected as a director.

Ordinary Resolution 7

That KPMG Audit Plc be re-appointed as auditor of the company and that the remuneration of the auditor be determined by the directors.

SPECIAL BUSINESS
Ordinary Resolution 8

That the authority and power conferred by Article 9.2 of the articles of association of the company be granted until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 80 Amount shall be £92,214,192.75.

Special Resolution 9

That the authority and power conferred by Article 9.3 of the articles of association of the company be granted until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 89 Amount shall be £13,832,128.75.

Special Resolution 10

That the company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the "Act") to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange of ordinary shares of 25p each in the capital of the company provided that:

a)
the maximum aggregate number of ordinary shares hereby authorised to be purchased is 110,657,031 (representing 10% of the company's issued ordinary share capital);

b)
the minimum price which may be paid for such shares is 25p per ordinary share (exclusive of expenses);

c)
the maximum price (exclusive of expenses) which may be paid for an ordinary share shall not be more than 5% above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

d)
unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the company's next Annual General Meeting or 15 months from the date of passing this resolution, if earlier;

e)
the company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

Ordinary Resolution 11

That the US Schedule to the Rules of the Allied Domecq PLC Executive Share Option Scheme 1999 (including details of the number of shares to be used under it) enabling options to be granted to selected employees in the US, as described in the chairman's letter attached to this Notice, produced to the meeting and for the purposes of identification initialled by the chairman, be and is hereby approved.

Ordinary Resolution 12

That the company and any company which is or becomes a subsidiary of the company be and is hereby authorised:

a)
to make Donations to EU Political Organisations; and

b)
to incur EU Political Expenditure,

  Provided that:

i)
the aggregate amount of such donations and expenditure made by the company and any other company to which this resolution relates during any period commencing on the date of an Annual General Meeting of the company and ending on the day before the next Annual General Meeting shall not exceed £250,000;

ii)
the authority conferred by this resolution shall commence on the date on which it is passed and expire on the day before the company's Annual General Meeting in 2005, being the period determined by the directors of the company; and

iii)
in this resolution, the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

* Member of the audit committee and remuneration committee.

By order of the board
L A Quaranto
General counsel & company secretary
25 November 2002

Registered Office:
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR, UK
Registered Number 3771147

Notes

Any member of the company entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote on his, her or its behalf. A proxy need not be a member of the company.

Ordinary shareholders will receive a form of proxy, containing notes on completion and use, with this Notice. To be effective the form of proxy must reach the company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3ZZ, UK by post or electronically not less than 48 hours before the time of the meeting. To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register as at close of business on 31 January 2003. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Documents available for inspection

Copies of (i) the rules of the Allied Domecq PLC Executive Share Option Scheme 1999, incorporating the US Schedule, (ii) the register of directors' interests and (iii) the service contracts of the directors will be available for inspection during normal business hours, at the registered office of the company and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ on any weekday (public holidays excluded) up to and including the date of the Annual General Meeting and also at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN for at least 15 minutes prior to, and during, the Annual General Meeting.

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  Exhibit 99.3
Appendix—Notice of Annual General Meeting